August 15, 2022

Via EDGAR (filed as Correspondence)

David Edgar, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Xylem Inc.
Form 10-K for the Year Ended December 31, 2021 Filed February 25, 2022
Form 8-K furnished May 4, 2022
File No. 001-35229

Dear Mr. Edgar and Ms. Collins:

We are writing in response to the comments we received from the staff of the Securities and Exchange Commission (the "Staff") by letter dated August 1, 2022 (the "Comment Letter") regarding the above-referenced filings of Xylem Inc. ("Xylem," the "Company" or "we"). For ease of reference, we have also reproduced below the text of the Staff's comments in italics directly above the Company's responses.
Form 10-K for the Year Ended December 31, 2021

Risk Factors
We are exposed to geopolitical, regulatory, economic, foreign exchange and other risks associated with our global sales and operations, page 15

1.You state that many of your suppliers are located outside of the U.S. Please tell us whether you import any supplies from the Xinjiang region in China. If so, please revise your next Form 10-Q filing to include a discussion regarding any material impact of the recently enacted Uyghur Forced Labor Prevention Act (UFLPA) on your ability to obtain supplies and fulfill customer orders. Also, if applicable, discuss any efforts taken to mitigate such impact and where possible quantify the impact to your business.

The Company respectfully advises the Staff that it and its subsidiaries have no known past, current, or anticipated imports into the U.S. of materials from direct suppliers located in the Xinjiang region in China. Furthermore, as specified in the Risk Factors (page 24), the Company maintains policies that mandate compliance with all applicable laws and regulations, including the UFLPA.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 34
2.You state that throughout 2021 your operating costs have been impacted by price inflation and you expect this to continue into the foreseeable future. You refer to mitigating inflation headwinds but it is unclear what specific actions you have taken. Please revise to identify specific actions planned or taken to mitigate inflationary pressures. Also, include a discussion of the principal factors contributing to the inflationary pressures you have experienced and clarify the impact to your operations.
The Company has taken specific actions to mitigate inflation headwinds, including pricing actions and productivity efforts. In particular, in the “COVID-19 Pandemic Update” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, we disclosed that we have been able to pass cost increases through to customers. In this regard, the Company passed price increases through to our customers as an inflation mitigation strategy. Additionally, in the “2022 Business Outlook” section we disclosed productivity efforts to maximize chip allocation and future price realization efforts to mitigate inflation headwinds. Specifically, our productivity efforts included selective chip allocation, product redesigns, alternate sourcing options, and global procurement efforts to mitigate inflation impacts. In the “2022 Business Outlook” section we also disclosed plans to take restructuring actions in 2022 to further optimize our cost structure.
In our Forward-Looking Statements, we disclosed that the principal factors contributing to the inflationary pressures we experienced include manufacturing and operating cost increases. More specifically, inflation resulted in increased labor and overhead costs. Additionally, in our Risk Factors, we noted on page 17 that our operating costs had been impacted by inflation, including with respect to the cost of certain raw materials, electronic components, commodities and freight and logistics costs, and we further note that we may not be able to recover these costs from our customers through price increases.
In response to the Staff's comment, in future filings the Company will more clearly identify in Management’s Discussion and Analysis of Financial Condition and Results of Operations any mitigating actions taken, principal factors contributing to the inflationary pressures and impact to operations, as applicable.
Key Performance Indicators and non-GAAP Measures, page 36

3.We note several of your non-GAAP measures, including segment non-GAAP measures, exclude special charges. Given the significance of this adjustment for certain periods and considering the various costs that can be included in this adjustment as per your definition on page 37, please revise to include a breakdown of the amounts included in the "special charges" adjustment for each period presented.

In response to the Staff's comment, in future filings the Company will include further detail regarding the amounts included in the "special charges" adjustment for each period presented to the extent these charges are deemed material.

We believe the “special charges” definition adequately details the nature of the charges, including specifying “non-cash impairment charges.” Goodwill impairment charges for the periods presented are shown as a separate line item on the face of the Consolidated Income Statements and discussed in further detail in Note 12. Goodwill and Other Intangible Assets, and asset impairment charges are disclosed in Note 5. Restructuring and Asset Impairment Charges.

To further clarify for the Staff, the $76 million in special charges in 2020 primarily related to goodwill and intangible asset impairment charges of $70 million (net of tax of $9 million) recorded in the period.

Please see the updated table below using our Form 10-K filed on February 25, 2022 illustrating how the Company plans to display this information in future filings, as appropriate. With respect to the non-GAAP segment measures, please see the Company’s response below to question number 5.

(in millions, except per share data)	2021		2020
Net income & Earnings per share	$427	$2.35	$254	$1.40
Restructuring and realignment, net of tax of $5 and $17	17	0.09	60	0.33
Special charges, net of tax of $2 and $10	10	0.06	76 (a)	0.42
Tax-related special items	—	—	(16)	(0.09)
(Gain) loss from sale of business, net of tax benefit of $0	(2)	(0.01)	—	—
Adjusted net income & Adjusted earnings per share	$452	$2.49	$374	$2.06
(a) The $76 million in special charges in 2020 primarily related to goodwill and intangible asset impairment charges of $70 million (net of tax $9 million) recorded in the period.

Results of Operations, page 39

4.We note you discuss various factors, including offsetting factors, that impacted your segment organic growth based on both geography or application. Similarly, your SG&A expense discussion includes several factors, including offsetting factors, that contributed to the change in such expense. When there are material changes to a line item, please describe the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

We currently disclose the factors impacting these line items in order of relative significance, including consideration of offsetting impacts. We believe our disclosures have included quantitative and qualitative information and the underlying reason for material changes, to the extent such information has been deemed material to investors’ understanding of business trends. For the periods presented, there were no such individual items deemed material in the factors impacting segment organic growth or SG&A expense as a percentage of revenue.

In future filings with the SEC, the Company will provide underlying reasons for changes deemed material, in both quantitative and qualitative terms, similar to the discussion provided in the Form 10-Q for the quarterly period ended June 30, 2021, in the Orders/Backlog section, where we disclosed the offsetting quantitative impact of “a significant project order of greater than $100 million in India during the second quarter of 2020 that did not recur.” This particular order was subsequently cancelled in the fourth quarter of 2020; therefore, it was not a material driver in the discussion of the annual results on the Form 10-K for the Year Ended December 31, 2021.

Operating Income and Adjusted EBITDA, page 44

5.We note you present non-GAAP measures of EBITDA and adjusted EBITDA for each segment. Please revise to include a reconciliation for each segment to the most comparable segment GAAP measure of segment operating income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. We also note that the reconciliation of segment EBITDA and segment adjusted EBITDA in the Form 8-K furnished on May 4, 2022 appears to be reconciled to a non-GAAP segment measure of pre-tax (loss) income. Please explain or revise. Refer to Question 104.03 of the non-GAAP C&DIs.

The Company respectfully acknowledges the Staff's comment and confirms that in future filings the Company will present a reconciliation of adjusted segment EBITDA to segment operating income for each segment. Please see the updated reconciliation tables below using our Form 10-K filed on February 25, 2022 illustrating how the Company plans to display this information in future filings on Form 10-Q and 10-K.

The Company will also remove the reconciliation to segment Pre-Tax Income (Loss) and include the reconciliation of adjusted segment EBITDA to segment operating income for each segment for the periods presented in any future applicable disclosures furnished on Form 8-K.

The table below provides a reconciliation of total adjusted consolidated EBITDA to consolidated net income:

	2021	2020	Change
Net Income	$ 427	$ 254	68.1%
Net Income margin	8.2%	5.2%	300 bp
Depreciation	118	117	1%
Amortization	127	134	(5.2%)
Interest expense, net	69	70	(1.4%)
Income tax expense	84	31	171%
EBITDA	$ 825	$ 606	36.1%
Share-based compensation	33	26	26.9%
Restructuring & realignment	22	77	(71.4%)
Special charges	12	86 (a)	(86%)
Gain from sale of business	(2)	—	NM %
Adjusted EBITDA	$ 890	$ 795	11.9%
Adjusted EBITDA margin	17.1%	16.3%	80 bp
(a) The $86 million in pre-tax special charges in 2020 primarily related to goodwill and intangible asset impairment charges of $79 million recorded in the period.

The table below provides a reconciliation of each segment's adjusted EBITDA to operating income:

	2021
	Water Infrastructure	Applied Water Systems	Measurement & Control Solutions
Operating Income	$ 387	$ 240	$ 12
Gain from sale of business	—	2	—
Depreciation	43	20	38
Amortization	8	2	107
Other non-operating expense	(5)	(3)	(2)
EBITDA	$ 433	$ 261	$ 155
Share-based compensation	2	4	6
Restructuring & realignment	12	7	3
Special charges	—	1	—
Gain from sale of business	—	(2)	—
Adjusted EBITDA	$ 447	$ 271	$ 164
Adjusted EBITDA margin	19.9%	16.8%	12.3%

	2020
	Water Infrastructure	Applied Water Systems	Measurement & Control Solutions
Operating Income	$ 318	$ 205	$ (106)
Depreciation	44	21	35
Amortization	13	3	107
Other non-operating expense	(10)	(1)	(1)
EBITDA	$ 365	$ 228	$ 35
Share-based compensation	2	3	5
Restructuring & realignment	28	9	40
Special Charges	—	—	79 (a)
Adjusted EBITDA	$ 395	$ 240	$ 159
Adjusted EBITDA margin	19.0%	16.7%	11.7%
(a) The $79 million in pre-tax special charges in 2020 primarily related to goodwill and intangible asset impairment charges recorded in the period.

	2021 versus 2020
	Water Infrastructure	Applied Water Systems	Measurement & Control Solutions
Operating Income	$ 69	$ 35	$ 118
Gain from sale of business	—	2	—
Depreciation	(1)	(1)	3
Amortization	(5)	(1)	—
Other non-operating expense	5	(2)	(1)
EBITDA	$ 68	$ 33	$ 120
Share-based compensation	0	1	1
Restructuring & realignment	(16)	(2)	(37)
Special charges	—	1	(79)
Gain from sale of business	—	(2)	—
Adjusted EBITDA	$ 52	$ 31	$ 5
Adjusted EBITDA margin	0.9%	0.1%	0.6%

6.You state here that the increase in adjusted operating margin was primarily due to cost reductions from your productivity, restructuring and other cost saving initiatives, favorable volume and price realization, which were partially offset by cost inflation and increased spending on strategic investments. Please revise to include a quantified discussion regarding the impact of these factors on your GAAP operating income. Similar revisions should be made to your segment discussion beginning on page 47.

We currently disclose the factors impacting operating margin and adjusted operating margin on a consolidated and segment basis in order of relative significance, including consideration of offsetting impacts. We believe our disclosures have included quantitative discussions of impacting factors to the extent individual drivers have been deemed quantitatively and/or qualitatively material to investors’ understanding of business trends. For the periods presented, there were no such individual items deemed material in the factors impacting consolidated or segment adjusted operating margin.

In future filings with the SEC, the Company will provide a quantified discussion similar to the that disclosed in the Form 10-Q for the Quarterly Period Ended March 31, 2020, in which we disclosed the impact of an individual charge deemed material as follows: “$15 million warranty charge recorded during the quarter for a firmware issue in some of our meters…”.

Form 8-K furnished May 4, 2022
Exhibit 99.1, page 1

7.We note your discussion of adjusted EBITDA margin without a similar discussion of the comparable GAAP measure net income margin. Also, you discuss changes in segment adjusted EBITDA margin before discussing any change in the comparable GAAP measure of segment operating margin. Please revise to present all GAAP measures and discussions of such measures with greater prominence to the non-GAAP measures. Refer to Question 102.10 of the non-GAAP C&DIs.

The Company respectfully acknowledges the Staff's comment and confirms that, in any future applicable disclosures furnished on Form 8-K, the Company will present net income margin and segment operating margin with greater prominence than the non-GAAP measures of adjusted EBITDA margin and segment adjusted EBITDA margin, respectively. See the updated discussion below as an illustrative example of how the Company plans to address this in the performance discussion in future press releases furnished on Form 8-K.

Xylem generated net income of $82 million (6.4% margin), or $0.45 per share, and adjusted net income of $84 million (6.6% margin), or $0.47 per share, which excludes the impact of restructuring, realignment and special charges. First quarter adjusted earnings before interest, tax, depreciation and amortization (EBITDA) margin decreased 290 basis points to 14.2 percent.

We will be reaching out to David Edgar later this week to see if the Staff would like to discuss any of the foregoing responses and to determine whether or not the Staff require further clarification or additional information. Please also feel free to contact Sandy Rowland at sandy.rowland@xylem.com or myself at geri.mcshane@xylem.com or by phone at (914) 323-5700.

Sincerely,

/s/ Geri McShane
Geri McShane
Vice President, Controller and Chief Accounting Officer

cc:    Sandy Rowland, Senior Vice President and Chief Financial Officer, Xylem Inc.
Dorothy Capers, Senior Vice President, General Counsel, Xylem Inc.
Jim Fahey, Engagement Partner, Deloitte & Touche LLP